Filed by Cameron International Corporation
Commission File No. of Subject Company: 1-13884
Pursuant to Rule 425 under the Securities Act of 1933, as amended
Subject Company: NATCO Group, Inc.
Commission File No. of Subject Company: 001-15603

The following information is being provided in response to Cameron and NATCO employee questions posted on the www.WelcometoCameron.com website.  As has been noted in the prior FAQ installments, it is important to remember that until the merger is completed, the two companies must remain separate entities and continue to operate independently of each other.

Frequently Asked Questions – Week of August 24, 2009

1.	What will Cameron do for employees who currently have 5 weeks vacation per year with NATCO since Cameron allows only 4 weeks per year?

NATCO employees will move to Cameron’s vacation policy when the deal closes.  The maximum vacation allowance under the Cameron policy is 4 weeks.

2.
From the recent Q&A and the internal memo sent from NATCO's transition team, what will happen to vacation that I negotiated in my offer letter which is different from Cameron's corporate vacation policy?  (i.e. 1 to 4 years = 2 weeks under Cameron, however, the individual has 3 weeks at 1 to 4 years).

Vacation time allowance that is part of any NATCO employee’s written employment agreement, or another written agreement dated prior to June 1, 2009, will be honored by Cameron, so long as it does not exceed 4 weeks.  In all other cases, the Cameron vacation policy will apply.

3.
I am aware of Cameron's vacation policy as well as their vacation accrual based on years of service, however, some NATCO employee's negotiated additional vacation time upon being hired that does not fall into Cameron's accrual policy. Will these employees’ negotiated vacation time move over into the merger?

See question # 2 above.

4.	RE August update - what is SAP please

SAP is the enterprise software Cameron uses, similar to NATCO’s use of Oracle.

5.	We are requesting quotes for 8 HPU's, with a total of over $1MM. Test is one of the possible vendors. How should we approach this?

You should proceed as if the acquisition were not happening.  Do not share any information with TEST that you are not sharing with other potential vendors, and do not give them any special consideration. Cameron and NATCO are still separate companies who in some instances compete with each other.  They should continue to be run as such until closing.

6.	Are there retirement benefits for non US citizens working out of Country?

Cameron offers the Cameron International Corporation International Pension Plan to those employees who are non-US citizens, working out of Country, who are not allowed to remain on their home country pension plan. The plan is a non-qualified defined benefit plan that contributes 4% of pay up to the US Social Security wage base ($106,800) and 8% for pay earned above that limit.  The account earns a fixed interest rate that is established each year by January 1.

7.
Does the Petreco Division of Cameron have its own: Human Resources Dept.? (Directors, Mgrs., Leads, clerks.......)  Project Services Dept.? ( Director, Schedulers, Cost Control, Coordinators)  Document Control Dept.? (Manager, Controllers)  Do they currently have Project Assistants? Proposal Coordinators? Leads? Executive Assistants?

Titles of Petreco and NATCO employees vary, but it seems that all of the functions mentioned in your question are staffed at Petreco, even if the titles are different.

8.	At Cameron are the pay ranges for various positions available for employees to see?

Pay ranges are tools used by our Human Resources group to insure consistency and equity among employees who do similar work.  These ranges are not shared with or available to employees.

Forward-Looking Statements

Information set forth in this document may contain forward-looking statements, which involve a number of risks and uncertainties.  Cameron cautions readers that any forward-looking information is not a guarantee of future performance and that actual results could differ materially from those contained in the forward-looking information. Such forward-looking statements include, but are not limited to, statements about the benefits of the business combination transaction involving Cameron and NATCO, including future financial and operating results, the new company’s plans, objectives, expectations and intentions and other statements that are not historical facts.

The following additional factors, among others, could cause actual results to differ from those set forth in the forward-looking statements: the ability to satisfy the closing conditions of the transaction, including obtaining regulatory approvals for the transaction and the approval of the merger agreement by the NATCO stockholders; the risk that the businesses will not be integrated successfully; the risk that the cost savings and any other synergies from the transaction may not be fully realized or may take longer to realize than expected; disruption from the transaction making it more difficult to maintain relationships with customers, employees or suppliers; the impact of other acquisitions that Cameron or NATCO have made or may make before the transaction; competition and its effect on pricing; and exploration and development spending by E&P operators. Additional factors that may affect future results are contained in Cameron’s and NATCO’s filings with the Securities and Exchange Commission (“SEC”), which are available at the SEC’s web site http://www.sec.gov.  Cameron and NATCO disclaim any obligation to update and revise statements contained in these materials based on new information or otherwise.

Additional Information and Where to Find It

In connection with the proposed merger, Cameron has filed with the SEC a Registration Statement on Form S-4 and NATCO has filed a proxy statement, which will be mailed to NATCO’s stockholders. INVESTORS AND SECURITY HOLDERS ARE URGED TO CAREFULLY READ THE S-4 AND PROXY STATEMENT REGARDING THE PROPOSED MERGER BECAUSE THEY CONTAIN IMPORTANT INFORMATION.  You may obtain a free copy of the S-4 and proxy statement and other related documents filed by Cameron and NATCO with the SEC at the SEC’s website at www.sec.gov.  The S-4 and proxy statement and the other documents may also be obtained for free by accessing Cameron’s website at www.c-a-m.com  under the heading “Investor Relations” and then under the heading “SEC Filings” or by accessing NATCO’s website at www.natcogroup.com under the tab “Investor Relations” and then under the heading “SEC Filings”.

Participants in the Solicitation

NATCO and its directors, executive officers and certain other members of management and employees may be soliciting proxies from its stockholders in favor of the merger. Information regarding the persons who may, under the rules of the SEC, be considered participants in the solicitation of the stockholders in connection with the proposed merger will be set forth in NATCO’s proxy statement when it is filed with the SEC. You can find information about NATCO’s executive officers and directors in their definitive proxy statement filed with the SEC on March 23, 2009. You can obtain free copies of these documents from NATCO’s website as stated above.